SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 11, 2002

PCCW Limited

(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,

TaiKoo Place, 979 King’s Road

Quarry Bay, Hong Kong

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒       Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐                  No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.     Announcement dated December 11, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PCCW LIMITED

Dated: December 11, 2002	By: /s/ Fiona Nott
Name: Fiona Nott
Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PCCW Limited

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

This announcement is to clarify a press article which appeared in a newspaper on December 11, 2002 with respect to market rumours relating to the possible undertaking of a rights issue by PCCW Limited.

The Directors (the “Directors”) of PCCW Limited (the “Company”) have noted a press article which appeared in a newspaper on December 11, 2002 with respect to market rumours that the Company will shortly be raising fresh equity capital. The Directors would like to state that they are not aware of the source of such information and would like to confirm that these rumours are incorrect and unfounded. In particular, the Company has no intention to undertake a rights issue.

By Order of the Board Fiona Nott Company Secretary

Hong Kong, December 11, 2002